Exhibit No. 99.2
Satélites Mexicanos, S.A. de C.V.
Officers’ Certificate
          Reference is made to (i) the First Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AE 1) (the “First Priority Notes”); (ii) the Indenture, dated as of November 30, 2006 (the “First Priority Indenture”), providing for the issuance of the First Priority Notes, by and among the Satélites Mexicanos, S.A. de C.V. (the “Company”), a corporation (Sociedad Anónima de Capital Variable) organized under the laws of the United Mexican States, HSBC BANK USA, National Association, a national banking association, as trustee (the “First Priority Trustee”), and each of the First Priority Guarantors party thereto; (iii) the Second Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AF 8) (the “Second Priority Notes”); and (iv) the Indenture, dated as of November 30, 2006 (the “Second Priority Indenture”), providing for the issuance of the Second Priority Notes, by and among the Company, Wells Fargo Bank, National Association, a national banking association, as trustee (the “Second Priority Trustee”), and each of the Second Priority Guarantors party thereto. Capitalized terms used but not defined herein have the respective meanings given to such terms in the applicable Indentures described above.
          We, the undersigned, DO HEREBY CERTIFY that:
(1)	we are the Chief Executive Officer and Chief Financial Officer of the Company, and that, as such, we are authorized to execute this certificate on behalf of the Company;

(2)	upon emergence from its bankruptcy case under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 -1532, before the Honorable Robert D. Drain of United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 06-11868 (RDD), the Company adopted “fresh-start” financial reporting as of November 30, 2006 in accordance with AICPA Statement of Position 90-7 (“Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” or “SOP 90-7”), as required under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Under fresh-start reporting, the fair value of the Company’s assets and liabilities were re-calculated based on the amount a willing buyer would pay for the Company’s assets on the Effective Date (defined below) of the Company’s First Amended Chapter 11 Plan of Reorganization, dated September 8, 2006, confirmed by order of the Bankruptcy Court on October 26, 2006 (the “Plan of Reorganization”). The Plan of Reorganization became effective on November 30, 2006 (the “Effective Date”). This value, as determined by KPMG Cárdenas Dorsal, S.C., was allocated to specific tangible and identifiable intangible assets. As part of fresh start accounting, the Company also adopted several new accounting policies, which affect the comparability of results of operations;

(3)	additionally, on the Effective Date, pursuant to the terms of the Plan of Reorganization, the Company acquired a 75% interest in Enlaces Integra S. de R.L. de C.V. (“Enlaces”). The results of operations of Enlaces will be consolidated with the Company’s results of operations beginning with the Company’s fiscal year ended December 31, 2006. Prior to its acquisition and consolidation with the results of operations of the Company, Enlaces did not prepare financial statements in accordance with U.S. GAAP. In order to consolidate the results of operations of Enlaces, the Company must prepare current and historical financial statements of Enlaces in accordance with U.S. GAAP, which will delay the preparation of the consolidated financial statements of the Company;

(4)	because the accounting changes and procedures described in (2) and (3) above are extensive and complex, and in fact this is the first instance in which a Mexican entity has had to adopt “fresh start” accounting procedures, the Company did not complete and deliver (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2007 and the related unaudited consolidated statements of income and cash flows for the three months ended March 31, 2007 (the “Unaudited Financial Statements”) prepared in accordance with U.S. GAAP on or before May 15, 2007 as required under Sections 4.10(b), 4.11(c)(ii) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture and (ii) the related comparative narrative discussion and analysis of the financial condition and results of operations of the Company and its Subsidiaries for such fiscal quarter required by Sections 4.11(a)(iv) and 4.11(c)(ii) of the First Priority Indenture;

(5)	to address the Company’s unforeseen delay in performing the obligations described in (4) above, the Company is working diligently on the preparation and delivery of its Unaudited Financial Statements prepared in accordance with U.S. GAAP and has hired a former senior accounting officer of the Company on a temporary basis solely to assist in the preparation of the Unaudited Financial Statements. The Company expects to be able to deliver to the Second Priority Trustee and the holders of the Second Priority Notes, the Unaudited Financial Statements prepared in accordance with U.S. GAAP and related comparative narrative discussion and analysis by the end of June 2007; and

(6)	in addition, the Company voluntarily will endeavor to provide the Second Priority Trustee and the holders of the Second Priority Notes with the Company’s 2006 Audited Financial Statements prepared in accordance with Mexican Financial Reporting Standards by the end of May 2007, and will post such financial statements on its website at www.satmex.com.

(7)	due to the same delays described in (4) and (5) above, the Company triggered Section 5.1(h) of the First Priority Indenture because the Company failed to comply to perform its obligations under the Second Priority Indenture when it was unable to complete the Unaudited Financial Statements described in (4) above as required by Section 4.8 of the Second Priority Indenture;

(8)	to address the event described in (7) above, the Company is taking the actions described in (6) above;

(9)	attached as Exhibit 1 hereto is a copy of the Officers’ Certificate (excluding the Exhibit) delivered to the First Priority Trustee and the holders of the First Priority Notes in connection with the matters described above; and

(10)	pursuant to Section 4.7(b) of the Second Priority Indenture, we are hereby providing you notice in the form of this Officers’ Certificate.

          IN WITNESS WHEREOF, we have hereunto signed our names this sixteenth day of May, 2007.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Raúl Cisnero
	Name:	Raúl Cisneros
	Title:	Chief Executive Officer

By:	/s/ Alfonso Maza
	Name:	Alfonso Maza
	Title:	Chief Financial Officer

Exhibit 1
Satélites Mexicanos, S.A. de C.V.
Officers’ Certificate
          Reference is made to (i) the First Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AE 1) (the “First Priority Notes”); (ii) the Indenture, dated as of November 30, 2006 (the “First Priority Indenture”), providing for the issuance of the First Priority Notes, by and among the Satélites Mexicanos, S.A. de C.V. (the “Company”), a corporation (Sociedad Anónima de Capital Variable) organized under the laws of the United Mexican States, HSBC BANK USA, National Association, a national banking association, as trustee (the “First Priority Trustee”), and each of the First Priority Guarantors party thereto; (iii) the Second Priority Senior Secured Notes due 2011 (CUSIP No: 803895 AF 8) (the “Second Priority Notes”); and (iv) the Indenture, dated as of November 30, 2006 (the “Second Priority Indenture”), providing for the issuance of the Second Priority Notes, by and among the Company, Wells Fargo Bank, National Association, a national banking association, as trustee (the “Second Priority Trustee”), and each of the Second Priority Guarantors party thereto. Capitalized terms used but not defined herein have the respective meanings given to such terms in the applicable Indentures described above.
              We, the undersigned, DO HEREBY CERTIFY that:
(1)	we are the Chief Executive Officer and Chief Financial Officer of the Company, and that, as such, we are authorized to execute this certificate on behalf of the Company;

(2)	upon emergence from its bankruptcy case under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 -1532, before the Honorable Robert D. Drain of United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case No. 06-11868 (RDD), the Company adopted “fresh-start” financial reporting as of November 30, 2006 in accordance with AICPA Statement of Position 90-7 (“Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” or “SOP 90-7”), as required under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Under fresh-start reporting, the fair value of the Company’s assets and liabilities were re-calculated based on the amount a willing buyer would pay for the Company’s assets on the Effective Date (defined below) of the Company’s First Amended Chapter 11 Plan of Reorganization, dated September 8, 2006, confirmed by order of the Bankruptcy Court on October 26, 2006 (the “Plan of Reorganization”). The Plan of Reorganization became effective on November 30, 2006 (the “Effective Date”). This value, as determined by KPMG Cárdenas Dorsal, S.C., was allocated to specific tangible and identifiable intangible assets. As part of fresh start accounting, the Company also adopted several new accounting policies, which affect the comparability of results of operations;

(3)	additionally, on the Effective Date, pursuant to the terms of the Plan of Reorganization, the Company acquired a 75% interest in Enlaces Integra S. de R.L. de C.V. (“Enlaces”). The results of operations of Enlaces will be consolidated with the Company’s results of operations beginning with the Company’s fiscal year ended December 31, 2006. Prior to its acquisition and consolidation with the results of operations of the Company, Enlaces did not prepare financial statements in accordance with U.S. GAAP. In order to consolidate the results of operations of Enlaces, the Company must prepare current and historical financial statements of Enlaces in accordance with U.S. GAAP, which will delay the preparation of the consolidated financial statements of the Company;

(4)	because the accounting changes and procedures described in (2) and (3) above are extensive and complex, and in fact this is the first instance in which a Mexican entity has had to adopt “fresh start” accounting procedures, the Company did not complete and deliver (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2007 and the related unaudited consolidated statements of income and cash flows for the three months ended March 31, 2007 (the “Unaudited Financial Statements”) prepared in accordance with U.S. GAAP on or before May 15, 2007 as required under Sections 4.10(b), 4.11(c)(ii) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture and (ii) the related comparative narrative discussion and analysis of the financial condition and results of operations of the Company and its Subsidiaries for such fiscal quarter required by Sections 4.11(a)(iv) and 4.11(c)(ii) of the First Priority Indenture;

(5)	to address the Company’s unforeseen delay in performing the obligations described in (4) above, the Company is working diligently on the preparation and delivery of its Unaudited Financial Statements prepared in accordance with U.S. GAAP and has hired a former senior accounting officer of the Company on a temporary basis solely to assist in the preparation of the Unaudited Financial Statements. The Company expects to be able to deliver to the First Priority Trustee and the holders of the First Priority Notes, the Unaudited Financial Statements prepared in accordance with U.S. GAAP and related comparative narrative discussion and analysis by the end of June 2007; and

(6)	in addition, the Company voluntarily will endeavor to provide the First Priority Trustee and the holders of the First Priority Notes with the Company’s 2006 Audited Financial Statements prepared in accordance with Mexican Financial Reporting Standards by the end of May 2007, and will post such financial statements on its website at www.satmex.com.

(7)	due to the same delays described in (4) and (5) above, the Company triggered Section 5.1(h) of the First Priority Indenture because the Company failed to comply to perform its obligations under the Second Priority Indenture when it was unable to complete the Unaudited Financial Statements described in (4) above as required by Section 4.8 of the Second Priority Indenture;

(8)	to address the event described in (7) above, the Company is taking the actions described in (6) above; and

(9)	pursuant to Section 4.9(b) of the First Priority Indenture, we are hereby providing you notice in the form of this Officers’ Certificate.

          IN WITNESS WHEREOF, we have hereunto signed our names this sixteenth day of May, 2007.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Raúl Cisnero
	Name:	Raúl Cisneros
	Title:	Chief Executive Officer

By:	/s/ Alfonso Maza
	Name:	Alfonso Maza
	Title:	Chief Financial Officer